United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 24, 2025		Director of Investor Relations

Report on the Brazilian Code of Corporate Governance for Publicly-Held Companies (the "Code") of Vale S.A.
Base date of the information: July 30, 2025

Principle	Recommended Practice	Adopted?	Explanation
1. Shareholders			
1.1 Capital Structure	1.1.1 The capital stock of the company must comprise common shares only.	Yes	This filling is not applicable under the Empresas.Net System.
1.2 Shareholders' Agreement	1.2.1 Shareholders' agreements must not condition the exercise of voting rights by any manager or member of supervisory and control bodies.	Not Applicable	This filling is not applicable under the Empresas.Net System.
1.3 General Meeting	1.3.1 The executive board must use the meeting to report on the conduct of business of the company; accordingly, management must publish a manual to facilitate and encourage participation in general meetings.	Yes	This filling is not applicable under the Empresas.Net System.
	1.3.2 The minutes must allow a full understanding of the discussions held at the meeting, even if drawn up in the form of a summary of events and include the identification of the votes cast by the shareholders.	Yes	This filling is not applicable under the Empresas.Net System.
1.4 Defense measures	1.4.1 The board of directors must carry out a critical analysis of the advantages and disadvantages of the defense measure, its features, and, more importantly, its triggers and price parameters, if applicable, and explain them	Yes	In July 2024, the Board of Directors carried out a critical analysis of the defense measure contained in Articles 46 to 48 of the Company's Bylaws, which ensure the realization or request for registration of a public offering for the acquisition of all common shares issued by the Company by the shareholder or group of shareholders, who acquires or becomes, or has become the holder, for any reason, of shares issued by the Company in an amount equal to or greater than 25% of the total common shares issued by Vale or of the total capital. In this sense, the Board of Directors concluded that the defense measure contained in the aforementioned statutory provisions in force remains adequate to protect shareholders in general, considering the dispersion of Vale's shareholder base, national market practices and guidelines on the subject, and no reasons were identified that would justify its change.
	1.4.2 Clauses that prevent the removal of the measure from the bylaws – the so-called "entrenched clauses" – must not be used.	Yes	This filling is not applicable under the Empresas.Net System.
	1.4.3 If the bylaws provide for a public offering for the acquisition of shares (*"oferta pública para aquisição de ações"* or "OPA") whenever a shareholder or group of shareholders reaches, directly or indirectly, a relevant interest in the voting capital, the rule for	Yes	In accordance with Article 46 of the Company's Bylaws, the minimum acquisition price of each common share issued by the Company in a public offering for the acquisition of shares ("OPA") must be equal to the greater of ("Minimum Acquisition Price"): (i) the economic value calculated in an appraisal report; (ii) 120% of the weighted average unit price of the common shares issued by the Company during the last 60 trading days preceding the OPA; and (iii) 120% of the highest price paid by the acquiring shareholder in the 12 months preceding the achievement of a relevant shareholding.

Principle	Recommended Practice	Adopted?	Explanation
	establishing the offering price must not impose premium additions substantially above the economic or market value of the shares.		Therefore, there is no premium addition above the economic value, given that the 20% premium over the market value does not represent a substantial increase, as it is within the market parameters, according to analyses carried out by advisors in the context of the corporate restructuring that occurred in 2017. Notwithstanding the foregoing, if the Brazilian Securities and Exchange Commission (CVM) rules applicable to the OPA determines the adoption of a calculation standard for setting the acquisition price of each share of the Company in the OPA that results in an acquisition price higher than the Minimum Acquisition Price, the acquisition price calculated in accordance with the CVM regulations must prevail in the implementation of the OPA.
1.5 Change of control	1.5.1 The bylaws of the company must establish that (i) transactions which qualify as direct or indirect sale of shareholding control must be accompanied by a public offering for the acquisition of shares (OPA) addressed to all shareholders at the same price and under the same conditions obtained by the selling shareholder, (ii) the managers must state their opinion on the terms and conditions of corporate restructurings, capital increases, and other transactions that give rise to such change in control and state whether or not they ensure fair and equitable treatment to the shareholders of the company.	Yes	This filling is not applicable under the Empresas.Net System.
1.6 Opinion of Management on OPA	1.6.1 The bylaws must provide that the board of directors must state its opinion with respect to any OPA involving shares or securities convertible into or exchangeable for shares issued by the company, which must contain, among other relevant information, the opinion of management on the potential acceptance of the OPA and on the economic value of the company.	Yes	This filling is not applicable under the Empresas.Net System.
1.7 Profit allocation policy	1.7.1 The company must prepare and disclose a profit allocation policy defined by the board of directors. Among other aspects,	Yes	This filling is not applicable under the Empresas.Net System.

Principle	Recommended Practice	Adopted?	Explanation
	such policy must establish the frequency of dividend payments and the reference parameter to be used in the definition of the respective amount (i.e. percentages of adjusted net income and free cash flow, among others).		
1.8 Mixed capital corporations	1.8.1 The bylaws must clearly and precisely identify the public interest that justified the creation of the mixed capital corporation in a specific chapter.	Not applicable	This filling is not applicable under the Empresas.Net System.
	1.8.2 The board of directors must monitor the activities of the company and establish policies, mechanis4ms and internal controls to determine any costs of serving the public interest and potential indemnification of the company or of the other shareholders and investors by the controlling shareholder.	Not applicable	This filling is not applicable under the Empresas.Net System.
2.1 Duties	2.1.1 The board of directors must, without prejudice to other legal, statutory, and other practices established in the Code, (i) define business strategies, taking into account the impacts of the activities of the company on society and on the environment, with a view to the continuity of the company and to the creation of long-term value, (ii) periodically assess the exposure of the company to risks and the effectiveness of the risk management systems, internal controls, and integrity/compliance system and approve a risk management policy compatible with the business strategies (see chapter 4), (iii) define the values and ethical principles of the company and ensure the transparency of	Yes	Item (i): The Board of Directors is responsible for deliberating the company's strategic guidelines and strategic plans, and for ensuring that the approved strategy is enforced. In 2024, the Board of Directors had 2 meetings to address exclusively the strategic plan of the Company, and in 2025, 1 meeting has already been held to address this agenda, with a forecast of 2 additional meetings to discuss the issue by the end of the year. Item (ii): The Board of Directors periodically monitors, through the Integrated Risk Map, the main risks of the Company, acting on them systematically through the adoption of prevention or mitigation measures. Additionally, it assesses, with the support of the Audit and Risks Committee, the exposure of the Company to risks and the effectiveness of the risk management systems, internal controls, and integrity/compliance system, having approved, in July 2022, a revision of the Integrated Risk Map and, in December 2022, a revision of the Risk Management Policy. The Company also relies, for the purpose of supervising the Risk Management process, on the Fiscal Council, the Executive Committee, the Executive Committees of Risks, and a structure of 3 lines of defense. The 1st line of defense comprises the enforcers of the operational and business processes of the Company. The 2nd line of defense comprises the Enterprise Risk Management (ERM) area, reporting to the Treasury, Corporate Finance, and Risks Department and a set of "Specialist" lines of defense, which includes, without limitation, the Technical Executive Vice-Presidency. The 3rd line of defense comprises the Internal Audit and the Whistleblower Channel, both areas linked to the Audit and Compliance Department. Item (iii): The Board of Directors resolves on policies of functional conduct based on ethical principles embodied in the Code of Conduct of the Company, as well as acts as guardian of commitments relating to respect for human rights. The Company also has an Ethics & Compliance Program, under the responsibility of the Audit and Compliance Department. For more information about such Department and Program, see item 5.1 of this Report.

Principle	Recommended Practice	Adopted?	Explanation
	the company in its relationship with all stakeholders (see chapter 5), and (iv) annually review the corporate governance system, with a view to improving it.		Item (iv): The Board of Directors acts as a guardian of the Corporate Governance model and practices and relies on the advice of the Nomination and Governance Committee, which, among other duties, conducts the annual assessment of the Corporate Governance adopted by Vale.
2.2 Composition of the Board of Directors	2.2.1 The bylaws must establish that: (i) the board of directors is composed mostly of external members, having at least one-third of independent members, and (ii) the board of directors must annually assess and disclose who the independent directors are, as well as indicate and justify any circumstances that may compromise their independence.	Yes	This filling is not applicable under the Empresas.Net System.
	2.2.2 The board of directors must approve an appointment policy establishing (i) the process of appointment of the members of the board of directors, including the indication of the participation of other bodies of the company in such process, (ii) that the board of directors must be composed considering the availability of time of its members for the performance of their duties and the diversity of knowledge, experience, behaviors, cultural aspects, age group, and gender.	Yes	The Company has a Management and Directors Policy, approved in March 2024, which establishes general guidelines and directions for the nomination of members of the Board of Directors, Advisory Committees, the Executive Committee, and other executives reporting directly to the Board of Directors, in line with Corporate Governance best practices, reinforcing the sustainability of Vale's leadership renewal process, aligned with its purpose and strategic guidance. Pursuant to the provisions of the aforementioned Management and Directors Policy, the nominations shall seek diversity and complementary knowledge and experiences, competences, skills, and profiles, considering cultural aspects, age group, gender, sexual orientation, disabilities and/or race and ethnicity. The following minimum qualifications are required for Vale's managers, in addition to those set forth in the Bylaws and applicable law: (i) be aligned with Vale's purpose and key behaviors, as well as with its Code of Conduct; (ii) not to have structural interests that conflict with those of the Company and not to hold office in companies that may be deemed competitors in the market, except in the event of express dismissal, pursuant to the provisions of the applicable law; (iii) have irreproachable reputation; (iv) have skills and knowledge to perform the duties, aligned with any competence matrix, when applicable; (v) have availability of time to adequately perform the duties, it being understood that limitation premises for the cumulation of simultaneous positions in other companies may be defined; and (vi) not to have exercised elective term of office in the Executive or Legislative Branch during the 3 years prior to the nomination. The Management and Directors Policy may be viewed at https://vale.com/documents/44618/387477/Directos+Policy+%E2%80%93+POL+-+0047-G.pdf/30de075b-7ebc-64dc-ce0d-a93b7a354b6c?version=1.1&t=1716496693852&download=false
2.3 Chairman of the board	2.3.1 The chief executive officer must not accumulate the position of chairman of the board of directors.	Yes	This filling is not applicable under the Empresas.Net System.

Principle	Recommended Practice	Adopted?	Explanation
2.4 Assessment of the board and of the directors	2.4.1 The company must implement an annual process for assessment of the performance of the board of directors and its committees as collegiate bodies, of the chairman of the board of directors, of the directors individually considered, and of the office of the governance secretary, if any.	Yes	The Board of Directors and its Advisory Committees carry out an annual assessment of their performance, with support from the Nomination and Governance Committee, which assists in the conduction of the process, aiming at the introduction of continuous improvements. The Board of Directors, as a collegiate body, is evaluated individually by its members. In 2024, the members of the Company's Executive Committee also participated in the evaluation process of the Board of Directors as a collegiate body. The process was conducted independently by a specialized external consulting firm, and the results of the evaluations were brought to the attention of the collegiate body, in order to identify the priorities to be addressed for the evolution of governance and optimization of the performance of Vale's Board, in line with the highest standards, compatible with a global corporation. The most recent Board of Directors evaluation process is currently underway. The Advisory Committees of the Board of Directors, as collegiate bodies, are also evaluated by both their members and the other members of the Board of Directors, allowing for a broader view of opportunities for continuous improvement. Said performance assessment process of the Board of Directors covers, among other aspects, the following: (a) Compliance with the Term of Office; (b) Composition and Structure; (c) Processes and Support Structure; (d) Dynamics and Effectiveness; and (e) Contributions. With respect to individual assessments, the following aspects are addressed: (a) Contributions; (b) Participation and Engagement; and (c) Skills and Personal Profile. Furthermore, the Chairman of the Board of Directors is assessed according to specific issues on his actions. Considering its role in ensuring the adoption and continuous improvement of the processes associated with Corporate Governance and with the proper functioning of the Board and of the Committees, as well as in their integration and relationship with the Company, the Corporate Governance Office is assessed through a Satisfaction Survey, which capture the view of the members of these bodies about the performance of their duties and evolution opportunities.
2.5 Succession planning	2.5.1 The board of directors must approve and regularly update a succession plan for the chief executive officer, the preparation of which must be coordinated by the chairman of the board of directors.	Yes	The Company has a formal succession planning process for the positions of Executive Vice Presidents and the CEO, which consists of preparing and monitoring succession plans and maps, observing levels of readiness and individual development actions, aiming at quality, feasibility, and optionality, in accordance with best practices on the subject. Succession plans also address any needs for emergency and transitional replacements for positions. In addition to identifying names, the succession plan also focuses on developing profiles, reinforcing the robustness for identifying succession alternatives. The Board of Directors is supported by the People and Remuneration Committee in monitoring and periodically updating succession plans, which presents its recommendations for deliberation by the Board of Directors, under the terms and attributions of this Committee's Internal Regulations.
2.6 Integration of new directors	2.6.1 The company must have a previously-structured integration program for new members of the board of directors so that such members are introduced to key people of the company and to its facilities, in which essential	Yes	Vale's Board of Directors has an Onboarding and Training Program that seeks to offer information and tools to boost the integration of its members into the business context, into the Company's culture, and into the dynamics of its governance and, consequently, to catalyze the actions as Directors. The basic structure of said Program contemplates: (i) the provision of contents related to the Company and the context in which it is inserted; (ii) the structuring of interaction sessions to better know the Company's main executives and discuss more relevant strategic issues; and (iii) technical visits to the main facilities of the Company

Principle	Recommended Practice	Adopted?	Explanation
	topics for the understanding of the business of the company are addressed.		and itinerant Board meetings, promoting integration between board members and local leaders and addressing business-specific challenges. In this context, two onboarding sessions were held in 2025, which also included training on Privacy & Sanctions, Information Security, Anti-Corruption, and Antitrust. In addition, an exclusive environment was also developed on Vale's Knowledge Platform – Valer Digital – dedicated to members of the Board of Directors, allowing secure and restricted access to their executive education portfolio.
2.7 Compensation of directors	2.7.1 The compensation of the members of the board of directors must be proportionate to their duties, responsibilities, and demands of time. There must not be compensation based on participation in meetings, and the variable compensation of directors, if any, must not be linked to short-term results.	Yes	This filling is not applicable under the Empresas.Net System.
2.8 Internal regulations of the board of directors	2.8.1 The board of directors must have internal regulations regulating its responsibilities, attributions, and operating rules, including (i) the duties of the chairman of the board of directors (see 2.3), (ii) the rules for replacing the chairman of the board in his absence or vacancy, (iii) the measures to be adopted in situations of conflict of interest, and (iv) the definition of a sufficient advance period for the receipt of materials for discussion at the meetings with adequate depth.	Yes	This filling is not applicable under the Empresas.Net System.
2.9 Meetings of the board of directors	2.9.1 The board of directors must define an annual calendar with the dates of its regular meetings, which must not be less than six or more than twelve, in addition to calling special meetings whenever necessary. Such calendar must provide for an annual thematic agenda with relevant topics and discussion dates.	Yes	This filling is not applicable under the Empresas.Net System.
	2.9.2 The meetings of the board must regularly provide exclusive sessions for external directors,	Yes	This filling is not applicable under the Empresas.Net System.

Principle	Recommended Practice	Adopted?	Explanation
	without the presence of executives and other guests, for alignment of external directors and discussion of topics that may create embarrassment.		
	2.9.3 The minutes of meetings of the board must be written clearly and record the decisions made, the persons present, dissenting votes, and abstentions from voting.	Yes	The minutes of the Board of Directors meetings of the Company record the persons present, the matters submitted for resolution, the decisions made and, if applicable, the dissenting votes and abstentions, as also provided in the Internal Regulations of the Company's Board of Directors.
3.1 Duties	3.1.1 The executive board must, without prejudice to its legal and statutory duties and other practices set forth in this Code, (i) enforce the risk management policy and, whenever necessary, propose to the board any need to revise this policy, due to changes in the risks to which the company is exposed (see 2.1.1 (ii) and chapter 4) and (ii) implement and maintain effective mechanisms, processes, and programs for monitoring and reporting the financial and operational performance and the impacts of the activities of the company on society and on the environment (see chapter 5).	Yes	This filling is not applicable under the Empresas.Net System.
	3.1.2 The executive board must have its own internal regulations establishing its structure, operation, roles, and responsibilities.	Yes	This filling is not applicable under the Empresas.Net System.
3.2 Appointment of officers	3.2.1 There must be no reservation of executive board positions or managerial positions for direct appointment by shareholders.	Yes	This filling is not applicable under the Empresas.Net System.
3.3 Assessment of the chief executive officer and of the executive board	3.3.1 The chief executive officer must be annually assessed in a formal process conducted by the board of directors based on the verification of the achievement of the financial and non-financial	Yes	Vale's CEO and Executive Vice Presidents are individually assessed in a formal process conducted annually by the Board of Directors, with support from the People and Remuneration Committee, based on the results achieved in the annual target panel and in light of key behaviors defined for all leadership. Starting in 2025, the process will also include other performance goals, such as succession planning, project results and/or relevant deliverables, and the Company's overall performance for the year.

Principle	Recommended Practice	Adopted?	Explanation
	performance goals established by the board of directors for the company.		The goals on the panel are defined based on strategic planning and the annual budget and are approved by the Board of Directors before the start of the year. The targets are monitored throughout the year and the final calculation is approved by the Board of Directors after the end of the year. In recent years, Vale has reinforced targets related to its critical objectives, including indicators of cultural transformation, productivity, management model (VPS), and diversity, while maintaining a focus on safety, risk management, and sustainability matters. In addition, seeking to strengthen engagement and responsibility with ESG commitments and themes, the Company has adopted metrics that are even more focused on socially responsible themes in the remuneration of managers. For 2025, the goals remain focused on advancing toward long-term ambitions, with the creation and sharing of sustainable value, reinforcing the direction for building Vale 2030, seeking recognition as a reliable partner, with a competitive and resilient portfolio, and focused on EBITDA, safety, process events, DEI, and inclusion of the reputation goal. It should be noted that, as part of the latest assessment, a feedback meeting with the CEO was held by the coordinator of the People and Remuneration Committee and the Chairman of the Board of Directors. As an output of the evaluation process, individual meritocracy and differentiation actions may be implemented for executives with the best performance (pay for performance), as well as feedback and development actions for executives with performance below expectations, if any, in addition to the impact on the value of the Annual Bonus to be paid. All output actions are subject to the recommendation of the People and Remuneration Committee and deliberation by the Board of Directors, observed the total annual compensation set by the General Meeting of Shareholders and the Company's Management and Directors Policy.
	3.3.2 The results of the assessment of the other officers, including the propositions of the chief executive officer regarding the goals to be agreed and the retention, promotion, or dismissal of executives in their respective positions, must be presented, analyzed, discussed, and approved in a meeting of the board of directors.	Yes	The Company's Board of Directors, with the support of the People and Remuneration Committee, also discusses and assesses the performance of the Executive Vice Presidents in a formal individual performance evaluation process, based on final assessments recommended by the Company's CEO. The process is based on the same criteria and approvals as described in item 3.3.1 of this Report. The targets for Executive Vice Presidents follow the same assumptions and strategic focus as described in item 3.3.1 of this Report, being derived from the CEO's target panel and obtaining final approval by the Board of Directors. The inclusion of new criteria from the 2025 evaluation cycle and the output of the evaluation process, including the formal approval process by the Board of Directors, are the same as described in item 3.3.1 of this Report. In addition, under the terms of Vale's Bylaws, the Board of Directors, with the support of the aforementioned Committee, is responsible for electing, assessing, and dismissing, at any time, the Company's CEO and Executive Vice Presidents, with the collegiate bodies discussing the matter, following this dynamic, also during the years 2024 and 2025, observing the rules established in the Company's Management and Directors Policy.
3.4 Compensation of the executive board	3.4.1 The compensation of the executive board must be fixed in a compensation policy approved by the board of directors through a formal and transparent procedure that takes into	Yes	The Company has a Management and Directors Policy that establishes, among other topics, guidelines for attracting, remunerating, and retaining talent, which seek to align the interests and purpose of the members of the Executive Committee with Vale's strategic objectives and comply with best market practices. With regard to setting the remuneration of Administrators, the main guidelines of this Policy are the comparative analysis of the references and remuneration practices of peer group companies and the alignment of remuneration with international governance practices, with the premise of being an attractive and competitive Company in terms of

Principle	Recommended Practice	Adopted?	Explanation
	account the costs and risks involved.		executive remuneration, enabling the attraction and retention of highly skilled executives and encouraging them to execute the Company's strategy and promote its purpose in the medium and long term. The Policy provides that the Compensation Package for members of the Executive Committee shall include the following components: fixed fees, short-term incentives (annual bonus), long-term share-based incentives (Matching and PAV), as well as possible extraordinary mechanisms for attracting, retaining, and/or incentivizing relevant deliveries and projects or other initiatives that meet specific performance needs or bring differentiated value to the Company. The competitiveness of the Compensation Package is analyzed annually with the support of external consultants specializing in executive compensation, considering companies in the natural resources and other sectors, including international and national peer groups. Remuneration may be adjusted by the Board of Directors at any time and in any of its components, based on monitoring of market practices, the position in question, the performance and seniority of the executive, and the Company's current situation. The Policy also provides for the adoption of Malus and Clawback rules, which enable the Board of Directors, in the event of exceptionally serious facts or events, to decide to eliminate, reduce, or even obtain the return, in whole or in part, of the variable compensation scheduled for payment (Malus) or installments already paid (Clawback) to members of the Executive Committee. In addition, the specific circumstances and rules set forth in the Clawback Policy also apply. Annually, the compensation for members of the Executive Committee is set in accordance with the Management and Directors Policy, and after approval at the Annual General Meeting, it is distributed individually by the Board of Directors among the CEO and Executive Vice Presidents. The Board of Directors is supported by the People and Compensation Committee in evaluating the compensation model and proposing the distribution of the annual budget for executive compensation. This Committee constantly monitors the main practices, trends, and prevailing conditions in the market, the competitive environment, and the relativity of this group's compensation, and considers the establishment of goals linked to the Company's sustainable performance and returns for its investors to be one of the main pillars of the compensation proposal design. For more information on the the members of the Executive Committee's compensation, see item 8 of the Company's Reference Form. The Clawback Policy can be found at the link: https://vale.com/documents/44618/387477/Clawback+Policy_Rev00_EN.pdf/adb9783b-b3c8-0e74-40f8-f6a731f9afc4?version=2.0&t=1741991546018&download=false
	3.4.2 The compensation of the executive board must be linked to results, with medium- and long-term goals clearly and objectively linked to the generation of economic value for the company in the long term.	Yes	The variable compensation plans for the Company's CEO and Executive Vice Presidents are results- and performance-oriented, with strategic and different types of short-, medium-, and long-term goals offered through annual bonus programs and stock-based incentives. The panel of short-term goals is defined and approved annually for the annual bonus compensation, with these goals derived from the strategic plan and annual budget approved for the Company, seeking to encourage mutual cooperation between areas, value critical objectives in safety, risk management, and sustainability, focus on aspects of cultural transformation and productivity, and collaborate so that Vale invests in a management model that makes sense and guides it toward its main aspirations, whether short, medium, or long term. For more information, see the explanations provided in item 3.3.1 of this Report. The metrics established for action-based programs focus primarily on generating market value and sustainable returns for shareholders through the performance of common shares, the distribution of dividends or interest on

Principle	Recommended Practice	Adopted?	Explanation
			equity, and the achievement of total shareholder return (TSR), return on invested capital (ROIC), and socially responsible themes (ESG - Environmental, Social and Governance) issues, which strengthen engagement and responsibility with the Company's commitments to ESG matters.
	3.4.3 The incentive structure must be aligned with the risk limits defined by the board of directors and prevent a same person from controlling the decision-making process and its respective supervision. No one should resolve on their own compensation.	Yes	The annual compensation proposal is formulated with the support of the People and Remuneration Committee based on the Management and Directors Policy and the compensation practices of the peer group, taking into account the responsibilities of the managers, the time dedicated to their duties, their competence and professional reputation, and the value of their services in the market, the short- and long-term strategy, their return to shareholders, and the sustainability of their businesses. Remuneration targets are set and approved annually by the Board of Directors, under the premise of generating a relevant impact in the short, medium, and long term, balancing performance and potential risks, and being intrinsically related to the main strategic objectives and the annual budget approved by the Company. Furthermore, as shown above, the Company's Executive Committee is not responsible for approving its compensation, nor does it establish targets and parameters for determining its variable compensation.
2. Supervisory and Control Bodies			
4.1 Audit committee	4.1.1. The statutory audit committee must (i) have, among its duties, that of advising the board of directors in monitoring and controlling the quality of financial statements, internal controls, risk management, and compliance, (ii) be formed mostly by independent members and coordinated by an independent director, (iii) have at least one of its independent members with proven experience in the corporate accounting, internal controls, financial, and auditing areas, cumulatively, and (iv) have its own budget for engaging consultants in accounting, legal, or other matters when the opinion of an external expert is required.	Yes	The Audit and Risks Committee is an advisory board to the Board of Directors, established by the Bylaws, and, in accordance with its Internal Regulations, it must be composed of a minimum of three (3) and a maximum of five (5) members, all independent directors of the Company; its coordinator must be chosen by the Board of Directors itself, and at least one of this members must have recognized experience in corporate accounting matters, internal controls, financial and auditing, in accordance with the applicable regulations. The Internal Regulations also establish that the Audit and Risks Committee has the following duties, among others: (i) to monitor the quality and integrity of the quarterly and annual financial statements of the Company, as well as of other reports required by law and related documents, including the disclosures contained in the Management Report, in order to ensure that such statements and reports comply with the applicable legal requirements; (ii) to supervise the activities of the internal controls and controllership area responsible for preparing the financial statements of the Company, as well as assessing the internal controls environment in its different levels, authorities, and responsibilities with regard to the preparation of the financial statements; (iii) to assess and monitor the risk exposures of the Company; (iv) to ensure that the Company implements practical mechanisms to receive, retain, and process internal and external information and reports, including reports on accounting, internal controls, and audit issues; (v) to evaluate the Company's compliance strategy and guidelines; and (vi) to supervise the activities of the independent auditors in order to evaluate their independence, the quality of the services provided, and the adequacy of the services provided to the Company's needs. The Audit and Risks Committee has operational autonomy and a budget allocation and may determine the engagement of services of lawyers, consultants, and analysts, as well as of any other resources that may be necessary for the performance of its duties, in compliance with the internal policies and rules of the Company and with the budget of the Committee, approved by the Board of Directors. For more information on the Audit and Risks Committee and its members, see item 7 of the Reference Form. The Internal Regulations of the Audit and Risks Committee can be viewed at: https://vale.com/esg/leadership#advisory-committees

Principle	Recommended Practice	Adopted?	Explanation
4.2 Fiscal council	4.2.1 The fiscal council must have its own internal regulations describing its structure, operation, work program, roles, and responsibilities, without creating obstacles to the individual performance of its members.	Yes	This filling is not applicable under the Empresas.Net System.
	4.2.2 The minutes of the meetings of the fiscal council must follow the same disclosure rules as the minutes of the board of directors.	Yes	This filling is not applicable under the Empresas.Net System.
4.3 Independent auditors	4.3.1 The company must establish a policy for engaging non-audit services from its independent auditors, which is approved by the board of directors and prohibits the engagement of non-audit services that may compromise the independence of the auditors. The company must not engage as an independent auditor anyone who has provided internal audit services for the company less than three years before.	Yes	This filling is not applicable under the Empresas.Net System.
	4.3.2 The independent audit team must report to the board of directors through the audit committee, if any. The audit committee must monitor the effectiveness of the work of the independent auditors, as well as their independence. It must also assess and discuss the annual work plan of the independent auditors and forward it to the board of directors for consideration.	Yes	This filling is not applicable under the Empresas.Net System.
4.4 Internal audit	4.4.1 The company must have an internal audit area that reports directly to the board of directors.	Yes	The Audit and Compliance Department reports directly to the Board of Directors, which is responsible for appointing, assessing, and removing the person in charge of the Audit and Compliance Department and for resolving on Vale's general principles and annual internal audit plan proposed by such person in charge, as well as take cognizance of its reports and determine the adoption of necessary measures, with help from the Audit and Risks Committee.

Principle	Recommended Practice	Adopted?	Explanation
			The Internal Audit Charter approved by the Board of Directors establishes the principles and guidelines for action, as well as direct employees to support the activities performed by the area. In addition to reporting periodically to the Audit and Risks Committee, the Internal Audit also maintains a periodic agenda with the Fiscal Council. The coverage carried out by the Internal Audit is assessed annually, by using a methodology based on the risk and relevance of transactions in order to ensure the adequacy of the team to the size and complexity of Vale. Its activity is global, and it has teams in several locations.
	4.4.2 If such activity is outsourced, the internal audit services must not be performed by the same firm that audits the financial statements. The company must not engage as internal auditor anyone who has provided independent auditing services to the company less than three years before.	Yes	This filling is not applicable under the Empresas.Net System.
4.5 Risk management, internal controls, and integrity/compliance	4.5.1 The company must adopt a risk management policy approved by the board of directors that includes the definition of the risks for which protection is sought, the tools used for such purpose, the organizational structure for risk management, and the assessment of the adequacy of the operational structure and internal controls in verifying their effectiveness, in addition to defining guidelines for establishing acceptable limits for the exposure of the company to such risks.	Yes	The Risk Management Policy was revised, and the last version thereof was approved by the Board of Directors in December 2022. Such Policy is public, and it is available at https://vale.com/documents/44618/387477/POL-0009-G-Risk-Management-Policy_Rev06_E.pdf/49f428d6-1d56-c2b7-066d-386d0084bb72?version=2.1&t=1716489309026&download=false, and it provides for an integrated risk management governance system, based on the Lines of Defense model, detailing its roles and responsibilities and the concepts and definitions of the tools used in risk management, such as, for example, the Risk Map and Matrix. The Risk Management Policy establishes the guidelines and directions for the global integrated management of risks and has the following general objectives: (i) to promote a risk management culture, in order to avoid or mitigate negative impacts on people, communities, the environment, operational continuity, and reputation; (ii) to support the strategic planning and sustainability of Vale's businesses; (iii) to optimize capital allocation and strengthen Vale's asset management; (iv) to adopt as reference the concepts and guidelines of ISO 31000, ISO 55000, and COSO-ERM in risk management, and of RBPS (Risk Based Process Safety) for process safety purposes; (v) to use the risk appetite methodology as an instrument to guide the Company and the managers of the organization in the business decision-making process, in capital allocation, and in formulating the actions to respond to mapped risks; (vi) to support the monitoring of potential impacts relating to new investments, acquisitions, and divestitures, and (vii) to map emerging risks in order to seek solutions that can timely minimize any negative impacts on the Company's business objectives. Based on such Policy and adopting the 3 lines of defense model, the Company seeks protection against the main risks that may adversely and materially impact the objectives set by the senior management of the Company, its reputation, and its financial and operating results. The enforcers of the operational and business processes of the Company constitute the 1st line of defense, being responsible for identifying, recording, and managing risks and implementing management controls and their respective action plans. The Company has a Treasury, Corporate Finance, and Risks Department, which is responsible for the 2nd line of defense - Enterprise Risk Management (ERM). Such department has the duty to develop and assist in implementing

Principle	Recommended Practice	Adopted?	Explanation
			the risk management policies, methodologies, and tools and to promote integrated communication and spread the Company's risk management culture. The Company also has other structures that act as a specialist 2nd lines of defense, particularly Technical Vice-Presidency, which is the 2nd line of defense for Operational and Geotechnical Risks and, among other duties, defines methodologies, minimum technical, technological, and management standards, as well as risks and asset reliability indicators that must be adopted by the 1st Line of Defense and monitors adherence to the directives defined, allowing for verification of the effectiveness of the policy adopted. The 3rd line of defense consists of the Internal Audit and of the Whistleblower Channel, which areas are linked to the Audit and Compliance Department, which carry out assessments and verifications through the conduction of control tests and investigation of complaints, providing unbiased assurance on the effectiveness of risk management and prevention, internal controls, and compliance with the guidelines and rules of the normative documents of the Company. Additionally, the Controllership, Accounting, and Financial Reporting Department structures the SOx controls and the Internal Audit evaluates the effectiveness of the Company's controls through processes designed to provide reasonable assurance regarding the reliability of the financial statements, in accordance with the criteria established in the Internal Control – Integrated framework – 2013 - issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In December 2022, the Board of Directors approved Vale's Declaration of Risk Appetite ("DAR"), which establishes the scale of appetite for each category of risk existing in the Company's Integrated Risk Map. The Integrated Map and the Priority Risk Themes are approved and reviewed by the Board, by means of proposal by Vale's Executive Committee. The main risks, as well as the effectiveness of their key prevention/mitigation controls and the enforcement of their treatment strategies, are periodically monitored. Thus, the Company seeks to have a clear view of its main risks, acting on them systematically through the adoption of prevention or mitigation measures.
	4.5.2 The board of directors must ensure that the executive board has mechanisms and internal controls to know, assess, and control risks to keep them at levels compatible with the established limits, including an integrity/compliance program for compliance with laws, regulations, and external and internal rules.	Yes	When resolving the Company's corporate and financial risk policies proposed by the Executive Committee, the Board of Directors establishes the rules and limits that are to be verified by internal controls. The Company has an operational structure to verify and monitor internal policies and controls, and the Board of Directors is the body responsible for approving the Company's Risk Management Policy. The Board of Directors has five statutory and permanent Advisory Committees: (i) Audit and Risks Committee ("CARE"), (ii) Nomination and Governance Committee ("CIG"), (iii) People and Remuneration Committee ("CPR"), (iv) Sustainability Committee ('CSUS') and (v) Capital Allocation and Projects Committee ("CACP"), which are statutory and permanent in nature, among which CARE is responsible for advising the Board of Directors on the strategy related to the risk management process, including the assessment of corporate policies on the subject and risk appetite guidelines, as well as Vale's integrated risk map. Additionally, the Company has the Risk Executive Committees, detailed in item 4.5.3, which act preventively and have the mission to support Vale's Executive Committee in risks monitoring and necessary resolutions of such board, in accordance with the Company's Risk Management Policy. The Risk Management Policy can be consulted at https://vale.com/documents/44618/387477/POL-0009-G-Risk-Management-Policy_Rev06_E.pdf/49f428d6-1d56-c2b7-066d-386d0084bb72?version=2.1&t=1716489309026&download=false

Principle	Recommended Practice	Adopted?	Explanation
	4.5.3 The executive board must assess, at least annually, the effectiveness of the risk management and internal controls policies and systems, as well as of the integrity/compliance program, and report to the board of directors on such assessment	Yes	The process and structures of risk management and internal controls in force seek the effectiveness of policies and systems for risk management and internal controls, as well as of the Ethics & Compliance Program, ensuring that they are frequently assessed. The Executive Committee is responsible for managing the Company's risks and providing, through human, financial, and other resources, by means of resolutions within its authority, the necessary support for the 1st and 2nd Lines of Defense to act in the prevention and mitigation of the risks according to the Risk Response Strategy established by the Company. For its advice regarding to risks and compliance, the Executive Committee relies on: • Risk Executive Committees, divided into 5 Committees with different scopes of action: (i) Operational Risks, (ii) Geotechnical Risks, (iii) Strategic, Financial, and Cyber Risks, (iv) Compliance, Institutional Relations, and Communications Risks, and (v) Sustainability Risks. • The Integrated Risk Management & Backoffice Department, to develop and implement policies, methodologies, processes, infrastructure, and integrated communication system so that risk management is performed in a standardized way across Vale, allowing verification of the effectiveness of the policy adopted; and • The Controllership, Accounting, and Financial Reporting Department, which structures the controls, and the Internal Audit, as 3rd line of defense, which assesses the operational efficiency of the controls, during the SOx Certification phases, with assessment of the control environment at the entity level to ensure the Company's business risk management governance. The focus of such assessment is to provide reasonable assurance regarding the reliability of the financial statements.
3. Ethics and Conflict of Interest			
5.1 Code of conduct and whistleblower channel	5.1.1 The company must have an independent and autonomous conduct committee directly reporting to the board of directors and in charge of implementing, disseminating, training, reviewing, and updating the code of conduct and the whistleblower channel, as well as conducting investigations and proposing of corrective measures relating to violations of the code of conduct.	Yes	Vale's Conduct and Integrity Committee is a collegiate body established by the Board of Directors to promote the Ethics & Compliance Program and compliance with the ethical principles of the Code of Conduct of the Company, supporting management in the preparation and review of guidelines and in the guidance on the imposition of disciplinary measures for confirmed misconduct in order to ensure fair and equitable treatment. The Conduct and Integrity Committee works together with the Audit and Compliance Department, which reports to the Board of Directors, and monitors the performance of the Ethics & Compliance Program, including the Whistleblower Channel and the application of the Misconduct Management Policy. In the event of divergences in the application of the Misconduct Management Policy, the Conduct and Integrity Committee is responsible for making recommendations to the Executive Committee, to the Board of Directors, and to its Advisory Committees. Such Committee is also responsible to guide the Corporate Integrity area regarding the interpretation of the guidelines or rules of Vale's Ethics & Compliance Program. The Conduct and Integrity Committee is composed of five members, including the Chief Audit and Compliance Officer, the People Executive Vice-President, the Executive Vice-President General Counsel, the Chief Corporate Integrity Officer, and an external member with no conflicts of interest with Vale or its subsidiaries or affiliates and with knowledge compatible with the objectives of such Committee.

Principle	Recommended Practice	Adopted?	Explanation
			The Company's Ethics & Compliance Program has seven important elements: (1) Governance; (2) Guidelines; (3) Communication & Training; (4) Risk Analysis; (5) Monitoring & Control; (6) Whistleblower Channel; and (7) Consequence Management. The Guidelines element includes the main document of the Ethics & Compliance Program: The Code of Conduct. The current Ethics & Compliance Program Annual Report can be viewed on the Company's website at: https://vale.com/documents/d/guest/ethics-compliance-program-report-2024
	5.1.2 The code of conduct prepared by the executive board with support from the conduct committee and approved by the board of directors, must (i) regulate the internal and external relations of the company, expressing the expected commitment of the company and of its directors, officers, shareholders, employees, suppliers, and stakeholders with the adoption of adequate standards of conduct, (ii) manage conflicts of interest and provide for the abstention of the member of the board of directors, of the audit committee and/or of the conduct committee, if any, who, as the case may be, is in conflict, (iii) clearly define the scope and extent of actions aimed at investigating the occurrence of situations understood to involve the use of proprietary information (e.g. the use of proprietary information for commercial purposes or to obtain advantages in the trading of securities), (iv) establish that ethical principles underlie the negotiation of contracts, agreements, and proposed amendments to the bylaws, as well as the policies that guide the company as a whole, and establish a maximum amount for third-party goods or services that managers and employees may	Yes	This filling is not applicable under the Empresas.Net System.

Principle	Recommended Practice	Adopted?	Explanation
	accept freely or on favorable conditions.		
	5.1.3 The whistleblower channel must be independent, autonomous and impartial, operating under operational guidelines defined by the executive board and approved by the board of directors. It must be operated independently and impartially and ensure the anonymity of its users, in addition to promoting, in a timely manner, the necessary investigations and measures. This service may be performed by a third party of recognized capacity.	Yes	The Whistleblower Channel is an area that reports to the Audit and Compliance Department, which has specific methodologies and protocols. Any person, inside or outside the Company, who wants to report a suspicion of violation of Vale's Code of Conduct may use the Whistleblower Channel, which is available at: https://vale.com/en/whistleblower-channel. Reports are received via an independent outsourced firm; however, the verification of reports is carried out by the Whistleblower Channel internal team. The Channel provides all the conditions for a report to be investigated independently. Under no circumstances will there be a breach of confidentiality, intimidation or retaliation against whistleblowers. Violations of Vale's Code of Conduct, policies, standards, procedures, and guidelines subject offenders to consequences, which include feedback, verbal or written warnings, suspension, termination, or dismissal from their position. Consequences are applied in accordance with the Company's Misconduct Management Policy, depending on the severity of the misconduct and applicable legislation.
5.2 Conflict of interest	5.2.1 The governance rules of the company must ensure the separation and clear definition of the duties, roles, and responsibilities associated with the mandates of all governance agents. The limits of authority of each instance must also be defined in order to minimize potential sources of conflicts of interest.	Yes	The Bylaws, available at https://vale.com/documents/d/guest/by-law?_gl=1*17afc90*_ga*MTA3ODA4NDU5MS4xNjczMzY0NzI1*_ga_BNK5C1QYMC*MTcxNjgyMTExNy40ODAuMS4xNzE2ODIyNDczLjQuMC4w, clearly establish Vale's management and government bodies, their duties and responsibilities. Among other issues, they define that: (i) The Board of Directors shall establish levels of authority of the Executive Committee and resolve on (a) policies to avoid conflicts of interest between the Company and its shareholders or managers, and (b) the adoption of measures deemed necessary in the event of conflicts of interest and (ii) The Executive Committee shall establish, based on the limits of authority established by the Board of Directors, the individual limits of authority of its members and along the hierarchy of the organization. The Authority Policy, available at https://vale.com/documents/44618/387477/POL-0002-G_Rev+24_E.pdf/d5196f11-d22a-11b9-c9db-a6b3a06dd0ad?version=1.2&t=1716496836558&download=false, governs the authorizations to carry out transactions establishing the limits of authority of Vale's Board of Directors. Transactions that have values involved lower than those established in the aforementioned Policy , as well as transactions of any nature not contemplated in the Policy, in the Bylaws, and/or which are not exclusively incumbent upon the General meeting and the Board of Directors, pursuant to the applicable law, are consequently delegated to the Executive Committee, in line with the provisions set forth in the Company's Bylaws. The Drafting and Publication of Policies Policy, available at https://vale.com/documents/44618/387477/POL-0042-G+Rev+00_+Eng.pdf/febece40-0a0e-6c04-fae2-1ff9771c1def?version=1.4&t=1716490357081&download=false governs the structure and process for drafting, reviewing, approving, publishing, and disclosing Vale's Policies. It establishes guidelines, roles, and responsibilities for definition of the rules on relevant issues and hierarchies along the Company's governance structures.

Principle	Recommended Practice	Adopted?	Explanation
			Avoiding conflicts of interest is one of the ethical principles of the Company's Code of Conduct, available at https://vale.com/en/code-of-conduct. The Ethics & Compliance Program also has specific guidelines on the subject, with an annual report on results, the latest publication available at https://vale.com/documents/d/guest/ethics-compliance-program-report-2024. The Conflict of Interest Management Policy, available at https://vale.com/documents/44618/387477/POL-0048-G-Policy+on+Managing+Conflicts+of+Interest/41cccc57-8e10-a6c2-bea7-25d31e00f652?version=1.1&t=1751548320036&download=false, establishes guidelines for the conduct of Vale's Employees, Key Management Personnel (members of the Board of Directors, the Executive Committee, the Advisory Committees to the Board of Directors, the Fiscal Council, executives who report directly to Vale's Board of Directors and non-statutory Executive Vice Presidents who report directly to the Chairman) and anyone else who is in a situation of Conflict of Interest, reinforcing the culture of integrity, in line with Vale's Code of Conduct and applicable legislation. According to the internal regulations, available at https://vale.com/pt/esg/lideranca#advisory-committees, the Audit and Risks Committee is responsible, among other powers, for (a) assessing and monitoring, together with management and with the internal audit area, the reasonableness and adequacy of transactions with related parties carried out by the Company; and (b) monitoring, together with the Management of the Company and with the independent auditors, cases of conflict relating to the financial statements or to the applicable of generally accepted accounting principles.
	5.2.2 The governance rules of the company must be made public and determine that a person who is not independent in relation to the matter under discussion or to a resolution of the management or supervisory bodies of the company must timely state his conflict of interest or particular interest. If he fails to do so, such rules must provide that another person may state the conflict, if he is aware of it, and that, as soon as the conflict of interest in relation to a specific topic is identified, the person involved must withdraw, including physically, from the discussions and resolutions. The rules must provide that such temporary withdrawal is to be recorded in the minutes.	Yes	The Conflicts of Interest Management Policy defines Conflicts of Interest as occurring when a person has interests that may interfere with judgment or decision-making, whether acting for their own benefit or for the benefit of third parties, regardless of whether Vale benefits or is harmed. Therefore, Vale's employees, key management personnel and shareholders must act with integrity, objectivity and transparency when faced with a conflict of interest or a potential conflict of interest, reporting the situation in accordance with the guidelines set out in the Policy. The Policy provides that both the Company's shareholders and their representatives at the General Meetings, as well as the managers at the meetings of governance bodies, must immediately state their potential conflicting interest. If they fail to do so, someone else may state the conflict. As soon as the conflict of interest in relation to a specific topic is identified, the conflicted person must withdraw, including physically, from the discussions, without neglecting heir legal duties, and the statement of conflict of interest, abstention, and temporary withdrawal must be recorded in minutes; such precepts are routinely complied with by the Company.
	5.2.3 The company must have mechanisms for managing conflicts of interest in votes submitted to the shareholders'	Yes	The Company's Conflicts of Interest Management Policy establishes procedures for cases of conflict of interest of shareholders providing as one of the measures that, in a situation of conflict of interest, the shareholder will only have access to documents or information about the matters disclosed to the market, in accordance with current legislation, and must remove themselves, including physically, from discussions at the General Meeting, without

Principle	Recommended Practice	Adopted?	Explanation
	meeting, to receive and process allegations of conflicts of interest, and for the annulment of conflicting votes cast, even after the meeting.		neglecting their legal duties. The legal provisions applicable to situations of conflicts of interest are duly complied with in such voting, particularly the provisions of article 115 of the Brazilian Corporate Law.
5.3 Related-party transactions	5.3.1 The bylaws must define which related-party transactions must be approved by the board of directors, excluding any members with potentially conflicting interests.	Yes	This filling is not applicable under the Empresas.Net System.
	5.3.2 The board of directors must approve and implement a policy on related-party transactions which includes, among other rules, (i) a provision that, prior to the approval of specific transactions or guidelines for contracting transactions, the board of directors request the executive board for market alternatives to the related-party transaction in question, adjusted for the risk factors involved, (ii) a prohibition of any form of compensation for advisors, consultants, or brokers that generate a conflict of interest with the company, managers, shareholders, or classes of shareholders, (iii) a prohibition of loans in favor of the controlling shareholders and managers, (iv) events of related-party transactions that must be supported by independent appraisal reports prepared without the participation of any party involved in the transaction in question, including any bank, counsel, specialized consulting firm, and others, based on realistic assumptions and information endorsed by third parties, and (v) that corporate restructurings involving related	Yes	The Company has a Related Parties Transactions Policy, revised by its Board of Directors in 2025, which aims to establish general guidelines so that transactions with related parties involving the Company or its subsidiaries are always carried out under commutative conditions and observing market conditions, in line with the legislation in force and the best corporate governance practices, ensuring transparency and full respect for Vale's interests, with the exclusion of participation in the decision-making process of any persons with conflicting interests, under the terms of the Conflict of Interest Management Policy, approved in 2025. In addition, this policy sets out, among other issues, the rules listed in this item 5.3.2. In addition, the Company has an Audit and Risks Committee that, together with Management, monitors whether or not transactions are in line with the rules and procedures established in the Policy. The Policy in force can be viewed at https://vale.com/documents/44618/387477/Vales_Policy_on_Related_Party_Transactions_IR.pdf/184b2f62-5d40-e204-f37f-82d8eb493c22?version=3.1&t=1751548354321&download=false.

Principle	Recommended Practice	Adopted?	Explanation
	parties must ensure equitable treatment for all shareholders.		
5.4 Securities trading policy	5.4.1 The company must adopt, by resolution of the board of directors, a policy on the trading of securities issued by it which, without prejudice to compliance with the rules established by the Brazilian Securities and Exchange Commission (CVM) regulations, establishes controls that enable the monitoring of any trading carried out, as well as the investigation and punishment of wrongdoers in the event of non-compliance with the policy.	Yes	The Company's Disclosure of Information and Securities Trading Policy, which the last revision was approved by the Board of Directors in 2021, is available at https://vale.com/documents/44618/387477/POL+0030-G_Disclosure+Mat+Act+SecTrad+Policy_vale.pdf/14f4b8b3-456d-0fdb-5034-741a37db5142?version=1.4&t=1716489162663&download=false, defines the concept of Persons Subject to the policy (i.e., who potentially know Privileged Information) and establishes the following: (i) Maintenance at the Company's principal place of business, available to the CVM, of a list of Persons Subject to the policy, including identification, office or duty, address, and enrollment number with the CPF/CNPJ, as the case may be; (ii) Monthly monitoring of and report on the trading in Vale shares and debentures at B3 (VALE3), by means of the system and/or reports provided by the bookkeeping bank; (iii) The information report by the Management, members of the Fiscal Council, and Advisory Committees on the ownership of and trading carried out in securities issued by Vale, by its publicly-held controlled companies; and (iv) The information report by the Management, members of the Fiscal Council, and Advisory Committees on the ownership of and trading carried out in securities issued by Vale, by its publicly-held controlled companies (i) on the first business day after their taking office; (ii) within 5 days after the completion of each transaction; or (iii) within 15 days as from the date of any change in the information provided. For the above controls, the policy defines responsibilities in line with its organizational structure. Any violation of the established obligations subjects the person to the consequences applicable in the Misconduct Management Policy, available at https://vale.com/documents/44618/387477/POL-0041-G_Rev00_ENG.pdf/bf96b769-b278-c8a6-8368-c1e0c637ff83?version=2.2&t=1748286873896&download=false, without prejudice to the provisions of applicable legislation and local procedures.
5.5 Contributions and donations policies	5.5.1 In order to ensure greater transparency regarding the use of resources of the company, a policy on its voluntary contributions must be prepared, including those relating to political activities, to be approved by the board of directors and enforced by the executive board, containing clear and objective principles and rules.	Yes	The company has a Socioenvironmental and Institutional External Expenditures Administrative Policy, revised and approved by the Executive Committee in December 2024, which contains the general guidelines, governance rules and the main means of executing external expenditure, such as contributions, sponsorships, partnerships, donations and technical cooperation agreements, and situations in which expenditure is not permitted. Additionally, to contribute to a good control environment, the Company has a Global Anti-Corruption Policy approved by the Board of Directors in 2020, applicable to all employees and managers of the Company and of its subsidiaries, as well as to all suppliers acting in the name or on behalf of the Company and of its subsidiaries. The Company also has a Global Anti-Corruption Manual, which details the rules of such Policy and is, together with the latter, widely disseminated internally. Such Policy establishes the prohibition of external expenditures, such as, for example, direct or indirect contributions to political movements, including those organized in parties, and for their representatives or candidates, as well as contributions for political use. The Manual provides on the procedures for the prevention and reporting of corrupt acts and contains guidelines to be observed regarding social and environmental and institutional external expenditures. Such guidelines include the obligation that all social and environmental and

Principle	Recommended Practice	Adopted?	Explanation
			institutional external expenditures be previously submitted for review and approval by the Corporate Integrity area, the guardian of the Ethics & Compliance Program. Finally, pursuant to the provisions of the Bylaws, the Company and its subsidiaries in Brazil or abroad are prohibited from making, directly or indirectly through third parties, any contribution to political movements, including those organized into parties, and to their representatives or candidates. Such prohibition is also formalized in its Global Anti-Corruption Policy. The Company reiterates that no political contribution was made on behalf of the Company during the period covered by this report. The current Socioenvironmental and Institutional External Expenditures Policy can be viewed at https://vale.com/documents/44618/387477/Socioenvironmental_Investments_Policy.pdf/092e36cf-5d95-982e-2595-0ad2516991cf?version=3.1&t=1748286979775&download=false The current Global Anti-Corruption Policy can be consulted at https://vale.com/documents/44618/387477/POL-0016-G-Anticorruption+Policy_Rev01_E.pdf/a7ae9f6f-9530-2999-fcef-7f01b507cf72?version=2.0&t=1741991592710&download=false
	5.5.2 The policy must provide that the board of directors is the body responsible for approving all disbursements relating to political activities.	Yes	This filling is not applicable under the Empresas.Net System.
	5.5.3 The policy on voluntary contributions from companies controlled by the State or that have repeated and relevant business relations with the State must prohibit contributions or donations to political parties or persons linked to political parties, even if permitted by law.	Yes	This filling is not applicable under the Empresas.Net System.

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